February 12, 2008

Christian N. Windsor

United States Securities and Exchange Commission

Mail Stop 4563

450 5th Street

Washington, D.C. 20549

RE:	The South Financial Group, Inc. Definitive 14A Filed March 19, 2007 File No. 00-15083

Dear Mr. Windsor:

This letter is provided in response to the letter of the United States Securities and Exchange Commission (the “Commission”) dated January 15, 2008 sent with respect to the above referenced proxy statement (the “2007 Proxy Statement”).

For ease of reference, we have restated the numbered comment and immediately following the comment, provided our proposed response.

1.

In your response to comment 6, you suggest that the disclosure of performance targets used to determine incentive compensation portions of your LTIP and MPIP plans [would result in competitive harm to TSFG]. Disclosure of the targets appears to be materials to an understanding of how your Committee made compensation awards in the relevant periods. Please disclose the actual targeted performance used to award performance portion of your incentive compensation plans. Alternatively, please provide analysis as to how disclosure of these particular targets is likely to permit competitors to affect the competitive position of the The South Financial Group.

Response:

Regarding the LTIP, in future proxy statements, we will disclose the actual Return on Equity targets used in the year covered by the Proxy Statement (2007 in the current instance). The only LTIP targets are (1) Earnings Per Share Growth Relative to Peers and (2) Return on Equity (“ROE”). Therefore, all historical targets associated with the LTIP will be disclosed.

Regarding the MPIP, (for which the only target is Earnings Per Share (“EPS”), we will disclose actual EPS targets used in past years (together with comparisons to actual performance).

However, for both the LTIP and the MPIP, we maintain that we should not be required to disclose the actual EPS or REO targets that will be used in the upcoming year. Large numbers of companies, including TSFG, are legitimately not giving earnings guidance and other predictions of future performance. To require disclosure of actual compensation targets is tantamount in our case to requiring earnings guidance.

Christian N. Windsor

United States Securities and Exchange Commission

February 12, 2008

More importantly, we do not believe that disclosure of targets for the upcoming year are material to an investor’s understanding of the actual compensation in the proxy statement (which is the previous year’s compensation). We will, however, disclose the particular metrics to be used in the upcoming year, and characterize the various levels (threshold, target, maximum) as to their likelihood of achievement.

Should you have any questions regarding this response letter, please contact me at 864-255-4777.

Sincerely,

The South Financial Group, Inc.

By:	/s/ William P. Crawford, Jr.
William P. Crawford, Jr.
Executive Vice President and General Counsel

Copy:	Mack I. Whittle, Jr., Chief Executive Officer
Samuel H. Vickers, Compensation Committee Chairman